Exhibit 99.7

NICE Unveils Its Open Framework Ecosystem for Cognitive Robotic Automation

NICE’s open robotic automation framework drives intelligent process execution through integration with leading AI technologies

Hoboken, N.J., September 19, 2017 – NICE (Nasdaq:NICE) today announced a new framework for integration with cognitive software vendors, enabling organizations to take their customer self-service channels and process automation capabilities to new heights. By integrating with the industry’s leading Artificial Intelligence (AI) technology vendors for Optical Character Recognition (OCR), chat and voice bots, and Machine Learning, as well as with its in-house cognitive solutions for Text Analytics and Natural Language Processing, NICE’s cognitive eco-system provides businesses with the capabilities to offer their customers a complete service offering, which gets smarter over time.

One of the main ways to expand the capabilities of smart cognitive communication tools is by integrating with chatbots. Fully integrated into backend systems, Robotic Automation has the capability to provide real-time customer data to the chatbot as well as enabling the bot to execute bespoke customer requests. This deepens the ability of the bots to handle more complex and unique customer requests in real time. The emergence of more intelligent bots is just the start of expanding the 24-hour customer self-service domain, giving customers the flexibility to interact with service centers within a timeframe of their choice.

Additionally, cognitive decisioning and machine learning unleash a more intelligent robotic workforce. This enables the robots to analyze, interpret and understand large volumes of customer requests, thereby enabling continual learning and improvement of business process automation. Relying on its new open framework for integrations with these advanced AI technologies, the NICE robots can process unstructured data from multiple sources (e.g. emails, chats, scanned documents etc.) and support more complex business needs and service requests.

Miki Migdal, president of the NICE Enterprise Product Group:
“Our customers are looking to artificial intelligence as the next step in their automation journey – and we are proud to be there for them, jointly reinventing process automation with the latest in cognitive technology. The innovative NICE framework opens up a new set of automation opportunities based on the smartest cognitive technologies on the market today, both from our own portfolio as well as from third-party vendors. As a result, NICE Robotic Automation handles customer interactions faster, more comprehensively, and with more accuracy than ever before. This expansion in capabilities is the latest in the ongoing development of our process automation platform, which we are committed to continue to bring to our customers.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.